UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	October 27, 2023

IMPERIAL OIL LIMITED
___________________________________________________________________
(Exact name of registrant as specified in its charter)

Canada	0-12014	98-0017682
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

505 Quarry Park Boulevard S.E., Calgary, Alberta	T2C 5N1
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	1-800-567-3776

____________________________________________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[✓]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
None		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

    Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 2.02     Results of Operations and Financial Condition.

    On October 27, 2023, Imperial Oil Limited (the "company" or “Imperial”) by means of a press release disclosed information relating to the company's financial condition and results of operations for the fiscal quarter ended September 30, 2023. A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits.

    (d)    Exhibits.

        The following exhibit is furnished as part of this report on Form 8-K:

99.1    News release of the company on October 27, 2023 disclosing information relating to the company's estimated third quarter financial and operating results for the fiscal quarter ended September 30, 2023.

104    Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL OIL LIMITED

Date: October 27, 2023

By:	/s/ Ian Laing

Name:	Ian Laing
Title:	Vice-president, general counsel and corporate secretary

By:	/s/ Cathryn Walker

Name:	Cathryn Walker
Title:	Assistant corporate secretary

Q3 News Release

Calgary, October 27, 2023	Exhibit 99.1

Imperial announces third quarter 2023 financial and operating results
•Quarterly net income of $1,601 million and cash flow from operating activities of $2,359 million
•Upstream production of 423,000 gross oil-equivalent barrels per day
•Highest ever quarterly production at Kearl of 295,000 total gross oil-equivalent barrels per day (209,000 barrels Imperial's share)
•Strong Downstream operating performance with refinery capacity utilization of 96%
•Completed accelerated normal course issuer bid program in October, returning more than $2.3 billion in total to shareholders through the entire program
•Announced intention to initiate a substantial issuer bid to purchase up to $1.5 billion of its common shares
•Declared fourth quarter dividend of 50 cents per share
•Released annual Advancing Climate Solutions report, outlining the company's progress and ongoing commitment to lowering greenhouse gas emissions

	Third quarter			Nine months
millions of Canadian dollars, unless noted	2023	2022	∆I	2023	2022	∆I
Net income (loss) (U.S. GAAP)	1,601	2,031	(430)	3,524	5,613	(2,089)
Net income (loss) per common share, assuming dilution (dollars)	2.76	3.24	(0.48)	6.04	8.58	(2.54)
Capital and exploration expenditures	387	392	(5)	1,309	1,002	+307

Imperial reported estimated net income in the third quarter of $1,601 million, up from net income of $675 million in the second quarter of 2023, driven by strong operating performance and higher commodity prices. Quarterly cash flow from operating activities was $2,359 million, up from $885 million in the second quarter of 2023.

"Imperial delivered strong financial results in the third quarter, highlighted by record quarterly production at Kearl and strong utilization across our refining network," said Brad Corson, chairman, president and chief executive officer. "As we look to close out 2023, we remain focused on maximizing the value of our existing assets, progressing select growth opportunities, continuing to reduce our carbon intensity and returning surplus cash to shareholders."

Upstream production in the third quarter averaged 423,000 gross oil-equivalent barrels per day. At Kearl, quarterly total gross production averaged 295,000 barrels per day (209,000 barrels Imperial's share), the highest quarterly production in the asset’s history, and also established a new single month production record in September of 322,000 barrels per day (228,000 barrels Imperial's share). In August, Kearl completed its multiyear program to convert its 81 haul trucks to autonomous operation. Imperial is now one of the largest autonomous mine fleet operators in the world and continues to capture productivity improvements while also reducing costs and further enhancing operational safety. At Cold Lake, quarterly gross production averaged 128,000 barrels per day, impacted by steam cycle timing and planned turnaround activity. As part of the turnaround scope, key equipment tie-ins for the Grand Rapids Phase 1 (GRP1) project were successfully completed. The project is nearing completion and remains on track for accelerated start-up by year-end 2023. When fully operational the project is expected to average 15,000 barrels per day of advantaged production using low carbon solvent-assisted steam-assisted gravity drainage (SA-SAGD) technology.

In the Downstream, throughput in the quarter averaged 416,000 barrels per day with refinery capacity utilization of 96 percent, which includes impacts associated with the planned refinery and chemical plant turnaround at the company’s Sarnia site. The turnaround began in September and is progressing on plan. Petroleum product sales in the quarter were 478,000 barrels per day, capturing value from strong fuel margins.

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

imperialoil.ca ∙ youtube.com/ImperialOil ∙ twitter.com/ImperialOil ∙ linkedin.com/company/Imperial-Oil ∙ facebook.com/ImperialOilLimited

Q3 News Release

During the quarter, Imperial returned to shareholders $292 million in dividends paid and $1,342 million through accelerated share repurchases under the company’s normal course issuer bid (NCIB) program. The company completed its NCIB program in October with an additional $958 million in share repurchases.

"Our company’s strong operating performance and portfolio of capital efficient investments continue to generate substantial value for our shareholders" said Corson. "Through October this year, our company has returned over $3.4 billion to shareholders, and I am pleased to announce our intention to initiate a substantial issuer bid to return up to a further $1.5 billion to shareholders in the fourth quarter of 2023."

Throughout the quarter, Imperial continued to advance key projects that support lowering greenhouse gas emissions, including startup of the final Kearl boiler flue gas unit, ongoing construction of Strathcona renewable diesel facility and successful completion of a co-processing trial at Strathcona refinery. In September, Imperial released its annual Advancing Climate Solutions report outlining the company’s progress and ongoing commitment to lowering greenhouse gas emissions intensity.

"Our company has worked diligently on emission reduction roadmaps and business plans to lower greenhouse gas emissions intensity in our operations and provide lower life-cycle product solutions to our customers," said Corson. "As we move forward, I am very excited about our opportunities to advance next-generation technologies as well as the world-scale Pathways carbon capture infrastructure in support of a net-zero future."

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

imperialoil.ca ∙ youtube.com/ImperialOil ∙ twitter.com/ImperialOil ∙ linkedin.com/company/Imperial-Oil ∙ facebook.com/ImperialOilLimited

IMPERIAL OIL LIMITED
Third quarter highlights
•Net income of $1,601 million or $2.76 per share on a diluted basis, compared to $2,031 million or $3.24 per share in the third quarter of 2022. Net income excluding identified items1 was $1,601 million in the third quarter of 2023, compared to $1,823 million in the same period of 2022. Lower net income was primarily driven by lower commodity prices.
•Cash flows from operating activities of $2,359 million, compared to cash flows from operating activities of $3,089 million in the same period of 2022. Cash flows from operating activities excluding working capital1 of $1,946 million, compared to $2,543 million in the same period of 2022.
•Capital and exploration expenditures totalled $387 million, compared to $392 million in the third quarter of 2022.
•The company returned $1,634 million to shareholders in the third quarter of 2023, including $292 million in dividends paid and $1,342 million in accelerated share repurchases. Subsequent to the end of the third quarter, the company completed its NCIB program with an additional $958 million in share repurchases.
•Announced intention to initiate a substantial issuer bid to purchase for cancellation up to $1.5 billion of its common shares. The company anticipates terms and pricing will be determined and the offer will commence during the next two weeks.
•Production averaged 423,000 gross oil-equivalent barrels per day, compared to 430,000 gross oil-equivalent barrels per day in the same period of 2022. Adjusting for the sale of XTO Energy Canada, which closed in the third quarter of 2022, production increased by about 5,000 gross oil-equivalent barrels per day.
•Total gross bitumen production at Kearl averaged 295,000 barrels per day (209,000 barrels Imperial's share), the highest quarterly production in the asset's history, up from 271,000 barrels per day (193,000 barrels Imperial's share) in the third quarter of 2022, and also established a new single month production record in September of 322,000 barrels per day (228,000 barrels Imperial's share).
•Completed conversion of last remaining haul trucks at Kearl to autonomous operation. With 81 fully autonomous haul trucks now in service, Imperial is one of the largest autonomous mine fleet operators in the world. The company expects to capture significant improvements to truck productivity and workforce safety while also reducing operating costs.
•Achieved successful start-up of final boiler flue gas unit at Kearl. This technology recovers waste heat from a boiler’s combustion exhaust to preheat process water, and combined, the six units have the potential to reduce greenhouse gas emissions by up to 220,000 tonnes per year.
•Ongoing monitoring and assessment of expanded seepage interception system at Kearl, including additional delineation work in the area to determine if any further mitigations are required. Imperial continues to engage with local Indigenous communities, and is providing site tours and access for independent testing. To date, there is no indication of adverse impacts to fish and wildlife populations or risks to drinking water for local communities.
•Gross bitumen production at Cold Lake averaged 128,000 barrels per day, compared to 150,000 barrels per day in the third quarter of 2022. Production in the third quarter was impacted by steam cycle timing and planned turnaround activities.
•Completed critical equipment tie-ins for the Grand Rapids Phase 1 (GRP1) project in conjunction with planned turnaround activities at Cold Lake in the third quarter. GRP1 will be the first SA-SAGD project in the industry and is expected to reduce greenhouse gas emissions intensity by up to 40% compared to existing cyclic steam stimulation technology. The project is nearing completion and remains on track to achieve accelerated start-up with steam injection anticipated by year-end 2023.

1 non-GAAP financial measure - see attachment VI for definition and reconciliation

IMPERIAL OIL LIMITED
•The company's share of gross production from Syncrude averaged 75,000 barrels per day, up from 62,000 barrels per day in the third quarter of 2022, primarily driven by planned turnaround activity.
•Refinery throughput averaged 416,000 barrels per day, compared to 426,000 barrels per day in the third quarter of 2022. Capacity utilization was 96 percent, compared to 100 percent in the third quarter of 2022. Third quarter 2023 results include impacts from the planned turnaround in Sarnia, which began in September and is progressing on plan.
•Petroleum product sales were 478,000 barrels per day, compared to 484,000 barrels per day in the third quarter of 2022.
•Successful completion of refinery co-processing trial at Strathcona. Trials have now been completed across all company refineries. This technology has the potential to reduce carbon intensity of fuel and plastic products by co-processing vegetable oil and ethanol alongside conventional feedstock.
•Chemical net income of $23 million in the quarter, compared to $54 million in the third quarter of 2022. Lower net income was primarily driven by the impact of planned turnaround activities.
•Released annual Advancing Climate Solutions report outlining the company’s progress and ongoing commitment to lowering GHG emissions. Imperial is committed to providing energy solutions in a way that helps protect people, the environment and the communities where it operates, including mitigating the risks of climate change.
•Established Low Carbon Solutions organization, focused on leveraging our unique capabilities to bring lower-emission technologies like renewable fuels, hydrogen and carbon capture and storage to market, helping customers meet their sustainability goals.
•Celebrating 20 years of support for Indspire, an organization that invests in the education of First Nations, Inuit and Métis people in Canada. Through this support, Indspire has provided scholarships to more than 500 Indigenous students.

IMPERIAL OIL LIMITED
Recent business environment

During the first quarter of 2023, the price of crude oil declined, impacted by higher inventory levels, and the price of crude oil remained relatively flat during the second quarter. In the third quarter, crude oil prices increased as demand exceeded supply after OPEC+ oil producers further reduced oil output. In addition, the Canadian WTI/WCS spread continued to recover in the third quarter, but remains weaker than 2022 on an annual basis. Similarly, 2023 refining margins remain strong but fall short of 2022 levels on an annual basis.

Operating results
Third quarter 2023 vs. third quarter 2022

	Third Quarter
millions of Canadian dollars, unless noted	2023	2022
Net income (loss) (U.S. GAAP)	1,601	2,031
Net income (loss) per common share, assuming dilution (dollars)	2.76	3.24
Net income (loss) excluding identified items[1]	1,601	1,823

Prior year third quarter results included favourable identified items1 of $208 million related to the company's gain on the sale of interests in XTO Energy Canada.

Upstream
Net income (loss) factor analysis
millions of Canadian dollars

Price – Synthetic crude oil realizations decreased by $11.82 per barrel, generally in line with WTI. Average bitumen realizations increased by $4.47 per barrel. Higher bitumen realizations were primarily driven by the narrowing of the WTI/WCS spread, partially offset by lower marker prices.

Volumes – Higher volumes were primarily driven by increased plant capacity utilization and mine equipment productivity at Kearl, and annual turnaround timing and duration at Syncrude, partially offset by steam cycle timing and planned turnaround activity at Cold Lake.

Identified Items1 – Prior year third quarter results included favourable identified items1 related to the company's gain on the sale of interests in XTO Energy Canada.

Other – Includes lower operating expenses of about $160 million, and favourable foreign exchange impacts of about $80 million.

[1] non-GAAP financial measure - see Attachment VI for definition and reconciliation

IMPERIAL OIL LIMITED
Marker prices and average realizations

	Third Quarter
Canadian dollars, unless noted	2023	2022
West Texas Intermediate (US$ per barrel)	82.32	91.43
Western Canada Select (US$ per barrel)	69.39	71.53
WTI/WCS Spread (US$ per barrel)	12.93	19.90
Bitumen (per barrel)	86.05	81.58
Synthetic crude oil (per barrel)	112.98	124.80
Average foreign exchange rate (US$)	0.75	0.77

Production

	Third Quarter
thousands of barrels per day	2023	2022
Kearl (Imperial's share)	209	193
Cold Lake	128	150
Syncrude (a)	75	62

Kearl total gross production (thousands of barrels per day)	295	271
(a)In the third quarter of 2023, Syncrude gross production included about 0 thousand barrels per day of bitumen and other products (2022 - 7 thousand barrels per day) that were exported to the operator's facilities using an existing interconnect pipeline.

Higher production at Kearl was primarily driven by increased plant capacity utilization and mine equipment productivity.

Lower production at Cold Lake was primarily driven by steam cycle timing and planned turnaround activity.

Higher production at Syncrude was primarily driven by annual turnaround timing and duration.

Downstream
Net income (loss) factor analysis
millions of Canadian dollars

Margins – Lower margins primarily reflect weaker market conditions.

Other – Includes favourable foreign exchange impacts of about $50 million, partially offset by higher turnaround impacts of about $50 million, reflecting the planned turnaround activities at Sarnia refinery.

IMPERIAL OIL LIMITED
Refinery utilization and petroleum product sales

	Third Quarter
thousands of barrels per day, unless noted	2023	2022
Refinery throughput	416	426
Refinery capacity utilization (percent)	96	100
Petroleum product sales	478	484

Lower refinery throughput in the third quarter of 2023 reflects the impact of planned turnaround activities at Sarnia refinery.

Chemicals
Net income (loss) factor analysis
millions of Canadian dollars

Corporate and other

	Third Quarter
millions of Canadian dollars	2023	2022
Net income (loss) (U.S. GAAP)	(36)	(21)

Liquidity and capital resources

	Third Quarter
millions of Canadian dollars	2023	2022
Cash flows from (used in):
Operating activities	2,359	3,089
Investing activities	(380)	364
Financing activities	(1,639)	(2,744)
Increase (decrease) in cash and cash equivalents	340	709

Cash and cash equivalents at period end	2,716	3,576

Cash flows from operating activities primarily reflect lower Downstream margins.

Cash flows used in investing activities primarily reflect the absence of proceeds from the sale of interests in XTO Energy Canada.

Cash flows used in financing activities primarily reflect:

	Third Quarter
millions of Canadian dollars, unless noted	2023	2022
Dividends paid	292	227
Per share dividend paid (dollars)	0.50	0.34
Share repurchases (a)	1,342	1,512
Number of shares purchased (millions) (a)	17.5	25.2
(a)Share repurchases were made under the company's normal course issuer bid program, and include shares purchased from Exxon Mobil Corporation concurrent with, but outside of, the normal course issuer bid.

IMPERIAL OIL LIMITED
Nine months 2023 vs. nine months 2022

	Nine Months
millions of Canadian dollars, unless noted	2023	2022
Net income (loss) (U.S. GAAP)	3,524	5,613
Net income (loss) per common share, assuming dilution (dollars)	6.04	8.58
Net income (loss) excluding identified items[1]	3,524	5,405

Prior year results included favourable identified items1 of $208 million related to the company's gain on the sale of interests in XTO Energy Canada.

Upstream
Net income (loss) factor analysis
millions of Canadian dollars
Price – Lower bitumen realizations were primarily driven by lower marker prices and the widening WTI/WCS spread. Average bitumen realizations decreased by $25.31 per barrel, generally in line with WCS, and synthetic crude oil realizations decreased by $23.87 per barrel, generally in line with WTI.

Volumes – Lower volumes were primarily driven by steam cycle timing at Cold Lake, and the absence of XTO Energy Canada production, partially offset by improved reliability and absence of extreme cold weather at Kearl.

Royalty – Lower royalties were primarily driven by weakened commodity prices.

Identified Items1 – Prior year results included favourable identified items1 related to the company's gain on the sale of interests in XTO Energy Canada.

Other – Includes favourable foreign exchange impacts of about $400 million, and lower operating expenses of about $220 million, primarily due to lower energy prices.

Marker prices and average realizations

	Nine Months
Canadian dollars, unless noted	2023	2022
West Texas Intermediate (US$ per barrel)	77.29	98.25
Western Canada Select (US$ per barrel)	59.67	82.60
WTI/WCS Spread (US$ per barrel)	17.62	15.65
Bitumen (per barrel)	68.70	94.01
Synthetic crude oil (per barrel)	105.65	129.52
Average foreign exchange rate (US$)	0.74	0.78

[1] non-GAAP financial measure - see Attachment VI for definition and reconciliation

IMPERIAL OIL LIMITED
Production

	Nine Months
thousands of barrels per day	2023	2022
Kearl (Imperial's share)	182	162
Cold Lake	134	145
Syncrude (a)	72	74

Kearl total gross production (thousands of barrels per day)	257	228
(a)In 2023, Syncrude gross production included about 1 thousand barrels per day of bitumen and other products (2022 - 4 thousand barrels per day) that were exported to the operator's facilities using an existing interconnect pipeline.

Higher production at Kearl was primarily driven by improved reliability as a result of the successful rollout of the winterization strategy, the absence of extreme cold weather, increased plant capacity utilization, and mine equipment productivity.

Lower production at Cold Lake was primarily driven by steam cycle timing.

Downstream
Net income (loss) factor analysis
millions of Canadian dollars

Margins – Lower margins primarily reflect weaker market conditions.

Other – Favourable foreign exchange impacts of about $240 million and improved volumes of about $140 million, partially offset by higher turnaround impacts of about $300 million, associated with the planned turnaround activities at the Strathcona and Sarnia refineries.

Refinery utilization and petroleum product sales

	Nine Months
thousands of barrels per day, unless noted	2023	2022
Refinery throughput	407	413
Refinery capacity utilization (percent)	94	96
Petroleum product sales	469	471

Chemicals
Net income (loss) factor analysis
millions of Canadian dollars

IMPERIAL OIL LIMITED
Corporate and other

	Nine Months
millions of Canadian dollars	2023	2022
Net income (loss) (U.S. GAAP)	(71)	(98)

Liquidity and capital resources

	Nine Months
millions of Canadian dollars	2023	2022
Cash flows from (used in):
Operating activities	2,423	7,685
Investing activities	(1,283)	(145)
Financing activities	(2,173)	(6,117)
Increase (decrease) in cash and cash equivalents	(1,033)	1,423

Cash flows from operating activities primarily reflect unfavourable working capital impacts, including an income tax catch-up payment of $2.1 billion, as well as lower Upstream realizations and Downstream margins.

Cash flows used in investing activities primarily reflect the absence of proceeds from the sale of interests in XTO Energy Canada, and higher additions to property, plant and equipment.

Cash flows used in financing activities primarily reflect:

	Nine Months
millions of Canadian dollars, unless noted	2023	2022
Dividends paid	815	640
Per share dividend paid (dollars)	1.38	0.95
Share repurchases (a)	1,342	4,461
Number of shares purchased (millions) (a)	17.5	66.6
(a)Share repurchases were made under the company's normal course issuer bid program. In the second quarter of 2022, share repurchases were made under the company's substantial issuer bid that commenced on May 6, 2022 and expired on June 10, 2022. Includes shares purchased from Exxon Mobil Corporation concurrent with, but outside of, the normal course issuer bid, and by way of a proportionate tender under the company's substantial issuer bid.

On June 27, 2023, the company announced by news release that it had received final approval from the Toronto Stock Exchange for a new normal course issuer bid to continue its then existing share purchase program. The program enabled the company to purchase up to a maximum of 29,207,635 common shares during the period June 29, 2023 to June 28, 2024. This maximum included shares purchased under the normal course issuer bid and from Exxon Mobil Corporation concurrent with, but outside of, the normal course issuer bid. As in the past, Exxon Mobil Corporation advised the company that it intended to participate to maintain its ownership percentage at approximately 69.6 percent. Imperial accelerated share purchases under the normal course issuer bid program during the third quarter and, subsequent to the end of the third quarter, the program completed on October 19, 2023 as a result of the company purchasing the maximum allowable number of shares under the program.

On October 27, 2023, the company announced its intention to launch a substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $1.5 billion of its common shares. The substantial issuer bid will be made through a modified Dutch auction, with a tender price range to be determined by the company at the time of commencement of the offer. Shares may also be tendered by way of a proportionate tender, which will result in a shareholder maintaining their proportionate share ownership. ExxonMobil has advised Imperial that it intends to make a proportionate tender in connection with the offer in order to maintain its proportionate share ownership at approximately 69.6 percent following completion of the offer. Nothing in this report shall constitute an offer to purchase or a solicitation of an offer to sell any shares.

Key financial and operating data follow.

IMPERIAL OIL LIMITED
Additional information regarding the tender offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedarplus.ca, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Forward-looking statements

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans, are forward-looking statements. Similarly, discussion of emission-reduction future plans to support a net-zero future are dependent on future market factors, such as continued technological progress and policy support, and represent forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, goal, seek, estimate, expect, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this report include, but are not limited to, references to the company’s intention to initiate a substantial issuer bid, including the size, structure, timing for determining the terms, pricing and commencement, and ExxonMobil’s intent to make a proportionate tender; references to the company’s long-standing commitment to returning surplus cash to shareholders; the company’s ongoing efforts to reduce emissions in its operations, including the impact of the start-up of the final boiler flue gas unit at Kearl and the establishment of the Low Carbon Solutions organization; the company’s Strathcona renewable diesel project, including timing, expected production, and the reduction to greenhouse gas emissions; the impact of refinery co-processing operations at company sites, including reductions in the carbon intensity of fuel and plastic products; the impact of converting Kearl haul trucks to autonomous operation, including in respect of productivity, workforce safety and operating costs; additional monitoring and assessment activities at Kearl related to seepage and engagement with local indigenous communities; the impact of the Cold Lake Grand Rapids phase 1 project, including reductions to greenhouse gas emissions intensity and anticipated production, and the timing of start-up of such project; and progress of the Pathways Alliance carbon capture and storage network.

Forward-looking statements are based on the company's current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; production rates, growth and mix across various assets; project plans, timing, costs, technical evaluations and capacities and the company’s ability to effectively execute on these plans and operate its assets, including the Cold Lake Grand Rapids Phase 1 project and the Strathcona renewable diesel project; for shareholder returns, assumptions such as cash flow forecasts, financing sources and capital structure, that the necessary exemptive relief to proceed with the substantial issuer bid under applicable securities laws will be received on the timeline anticipated, and ExxonMobil making a proportionate tender in connection with the substantial issuer bid; the adoption and impact of new facilities or technologies on reductions to GHG emissions intensity, including but not limited to Strathcona renewable diesel, refinery co-processing, carbon capture and storage including in connection with hydrogen for the renewable diesel project, and any changes in the scope, terms, or costs of such projects; the amount and timing of emissions reductions, including the impact of lower carbon fuels; for renewable diesel, the availability and cost of locally-sourced and grown feedstock and the supply of renewable diesel to British Columbia in connection with its low-carbon fuel legislation; that any required support from policymakers and other stakeholders for various new technologies such as carbon capture and storage will be provided; receipt of regulatory approvals in a timely manner; performance of third party service providers; refinery utilization; applicable laws and government policies, including with respect to climate change, GHG emissions reductions and low carbon fuels; the ability to offset any ongoing inflationary pressures; capital and

IMPERIAL OIL LIMITED
environmental expenditures; and commodity prices, foreign exchange rates and general market conditions, could differ materially depending on a number of factors.

These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices, and the occurrence of wars; availability and allocation of capital; the receipt, in a timely manner, of regulatory and third-party approvals, including for new technologies that will help the company meet its lower emissions goals and for the company’s substantial issuer bid; the results of research programs and new technologies, the ability to bring new technologies to commercial scale on a cost-competitive basis, and the competitiveness of alternative energy and other emission reduction technologies; failure or delay of supportive policy and market development for the adoption of emerging lower emission energy technologies and other technologies that support emissions reductions; political or regulatory events, including changes in law or government policy, and environmental regulation including climate change, greenhouse gas and low carbon fuel regulation; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; availability and performance of third-party service providers; environmental risks inherent in oil and gas exploration and production activities; management effectiveness and disaster response preparedness; operational hazards and risks; cybersecurity incidents, including increased reliance on remote working arrangements; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K and subsequent interim reports.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Forward-looking and other statements regarding Imperial's environmental, social and other sustainability efforts and aspirations are not an indication that these statements are necessarily material to investors or requiring disclosure in the company's filings with securities regulators. In addition, historical, current and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future rule-making. Individual projects or opportunities may advance based on a number of factors, including availability of supportive policy, technology for cost-effective abatement, company planning process, and alignment with our partners and other stakeholders.

In this release all dollar amounts are expressed in Canadian dollars unless otherwise stated. This release should be read in conjunction with Imperial’s most recent Form 10-K. Note that numbers may not add due to rounding.

The term “project” as used in this release can refer to a variety of different activities and does not necessarily have the same meaning as in any government payment transparency reports.

IMPERIAL OIL LIMITED

	Attachment I

	Third Quarter		Nine Months
millions of Canadian dollars, unless noted	2023	2022	2023	2022

Net income (loss) (U.S. GAAP)
Total revenues and other income	13,920	15,224	37,860	45,217
Total expenses	11,820	12,719	33,231	38,012
Income (loss) before income taxes	2,100	2,505	4,629	7,205
Income taxes	499	474	1,105	1,592
Net income (loss)	1,601	2,031	3,524	5,613

Net income (loss) per common share (dollars)	2.77	3.25	6.05	8.60
Net income (loss) per common share - assuming dilution (dollars)	2.76	3.24	6.04	8.58

Other financial data
Gain (loss) on asset sales, after tax	(2)	222	16	241

Total assets at September 30			43,586	42,986

Total debt at September 30			4,138	4,160

Shareholders' equity at September 30			23,808	22,308

Capital employed at September 30			27,968	26,491

Dividends declared on common stock
Total	288	211	837	666
Per common share (dollars)	0.50	0.34	1.44	1.02

Millions of common shares outstanding
At September 30			566.7	611.5
Average - assuming dilution	579.3	626.9	583.3	654.4

IMPERIAL OIL LIMITED

	Attachment II

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022

Total cash and cash equivalents at period end	2,716	3,576	2,716	3,576

Operating activities
Net income (loss)	1,601	2,031	3,524	5,613
Adjustments for non-cash items:
Depreciation and depletion	475	555	1,418	1,432
(Gain) loss on asset sales	3	(131)	(19)	(155)
Deferred income taxes and other	(168)	122	(239)	(358)
Changes in operating assets and liabilities	413	546	(2,213)	1,140
All other items - net	35	(34)	(48)	13
Cash flows from (used in) operating activities	2,359	3,089	2,423	7,685

Investing activities
Additions to property, plant and equipment	(387)	(397)	(1,315)	(1,034)
Proceeds from asset sales	6	760	29	886
Additional investments	—	(6)	—	(6)
Loans to equity companies - net	1	7	3	9
Cash flows from (used in) investing activities	(380)	364	(1,283)	(145)
Cash flows from (used in) financing activities	(1,639)	(2,744)	(2,173)	(6,117)

IMPERIAL OIL LIMITED

	Attachment III

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022

Net income (loss) (U.S. GAAP)
Upstream	1,028	986	1,742	3,114
Downstream	586	1,012	1,706	2,434
Chemical	23	54	147	163
Corporate and other	(36)	(21)	(71)	(98)
Net income (loss)	1,601	2,031	3,524	5,613

Revenues and other income
Upstream	4,807	4,949	12,097	15,432
Downstream	15,112	16,236	41,329	49,066
Chemical	382	520	1,252	1,554
Eliminations / Corporate and other	(6,381)	(6,481)	(16,818)	(20,835)
Revenues and other income	13,920	15,224	37,860	45,217

Purchases of crude oil and products
Upstream	1,852	1,937	4,827	6,184
Downstream	13,061	13,686	35,390	42,459
Chemical	254	354	791	1,070
Eliminations	(6,419)	(6,499)	(16,926)	(20,864)
Purchases of crude oil and products	8,748	9,478	24,082	28,849

Production and manufacturing
Upstream	1,187	1,381	3,730	4,053
Downstream	405	419	1,291	1,193
Chemical	74	72	186	193
Eliminations	—	—	—	—
Production and manufacturing	1,666	1,872	5,207	5,439

Selling and general
Upstream	—	—	—	—
Downstream	177	174	494	474
Chemical	21	17	69	62
Eliminations / Corporate and other	39	18	66	89
Selling and general	237	209	629	625

Capital and exploration expenditures
Upstream	244	309	868	764
Downstream	103	64	329	201
Chemical	2	2	11	5
Corporate and other	38	17	101	32
Capital and exploration expenditures	387	392	1,309	1,002
Exploration expenses charged to Upstream income included above	1	1	3	4

IMPERIAL OIL LIMITED

	Attachment IV

Operating statistics	Third Quarter		Nine Months
	2023	2022	2023	2022

Gross crude oil and natural gas liquids (NGL) production
(thousands of barrels per day)
Kearl	209	193	182	162
Cold Lake	128	150	134	145
Syncrude (a)	75	62	72	74
Conventional	6	9	6	9
Total crude oil production	418	414	394	390
NGLs available for sale	—	1	—	1
Total crude oil and NGL production	418	415	394	391

Gross natural gas production (millions of cubic feet per day)	30	92	32	101

Gross oil-equivalent production (b)	423	430	399	408
(thousands of oil-equivalent barrels per day)

Net crude oil and NGL production (thousands of barrels per day)
Kearl	195	175	170	148
Cold Lake	91	111	105	107
Syncrude (a)	59	51	63	58
Conventional	5	8	5	9
Total crude oil production	350	345	343	322
NGLs available for sale	—	1	—	1
Total crude oil and NGL production	350	346	343	323

Net natural gas production (millions of cubic feet per day)	30	87	32	95

Net oil-equivalent production (b)	355	361	348	339
(thousands of oil-equivalent barrels per day)

Kearl blend sales (thousands of barrels per day)	279	257	250	223
Cold Lake blend sales (thousands of barrels per day)	166	190	176	189
NGL sales (thousands of barrels per day)	—	2	—	2

Average realizations (Canadian dollars)
Bitumen (per barrel)	86.05	81.58	68.70	94.01
Synthetic crude oil (per barrel)	112.98	124.80	105.65	129.52
Conventional crude oil (per barrel)	76.53	94.87	68.61	103.28
NGL (per barrel)	—	61.61	—	64.85
Natural gas (per thousand cubic feet)	2.69	5.10	2.72	5.72

Refinery throughput (thousands of barrels per day)	416	426	407	413
Refinery capacity utilization (percent)	96	100	94	96

Petroleum product sales (thousands of barrels per day)
Gasolines	239	237	227	225
Heating, diesel and jet fuels	170	172	176	175
Lube oils and other products	43	49	43	49
Heavy fuel oils	26	26	23	22
Net petroleum products sales	478	484	469	471
Petrochemical sales (thousands of tonnes)	212	217	650	649
(a)Syncrude gross and net production included bitumen and other products that were exported to the operator’s facilities using an existing interconnect pipeline.

Gross bitumen and other products production (thousands of barrels per day)	—	7	1	4
Net bitumen and other products production (thousands of barrels per day)	—	6	1	3
(b)Gas converted to oil-equivalent at six million cubic feet per one thousand barrels.

IMPERIAL OIL LIMITED

	Attachment V

		Net income (loss) per
	Net income (loss) (U.S. GAAP)	common share - diluted (a)
	millions of Canadian dollars	Canadian dollars

2019
First Quarter	293	0.38
Second Quarter	1,212	1.57
Third Quarter	424	0.56
Fourth Quarter	271	0.36
Year	2,200	2.88

2020
First Quarter	(188)	(0.25)
Second Quarter	(526)	(0.72)
Third Quarter	3	—
Fourth Quarter	(1,146)	(1.56)
Year	(1,857)	(2.53)

2021
First Quarter	392	0.53
Second Quarter	366	0.50
Third Quarter	908	1.29
Fourth Quarter	813	1.18
Year	2,479	3.48

2022
First Quarter	1,173	1.75
Second Quarter	2,409	3.63
Third Quarter	2,031	3.24
Fourth Quarter	1,727	2.86
Year	7,340	11.44

2023
First Quarter	1,248	2.13
Second Quarter	675	1.15
Third Quarter	1,601	2.76
Year	3,524	6.04
(a)Computed using the average number of shares outstanding during each period. The sum of the quarters presented may not add to the year total.

IMPERIAL OIL LIMITED
Attachment VI

Non-GAAP financial measures and other specified financial measures
Certain measures included in this document are not prescribed by U.S. Generally Accepted Accounting Principles (GAAP). These measures constitute “non-GAAP financial measures” under Securities and Exchange Commission Regulation G and Item 10(e) of Regulation S-K, and “specified financial measures” under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators.

Reconciliation of these non-GAAP financial measures to the most comparable GAAP measure, and other information required by these regulations, have been provided. Non-GAAP financial measures and specified financial measures are not standardized financial measures under GAAP and do not have a standardized definition. As such, these measures may not be directly comparable to measures presented by other companies, and should not be considered a substitute for GAAP financial measures.

Cash flows from (used in) operating activities excluding working capital
Cash flows from (used in) operating activities excluding working capital is a non-GAAP financial measure that is the total cash flows from operating activities less the changes in operating assets and liabilities in the period. The most directly comparable financial measure that is disclosed in the financial statements is "Cash flows from (used in) operating activities" within the company’s Consolidated statement of cash flows. Management believes it is useful for investors to consider these numbers in comparing the underlying performance of the company’s business across periods when there are significant period-to-period differences in the amount of changes in working capital. Changes in working capital is equal to “Changes in operating assets and liabilities” as disclosed in the company’s Consolidated statement of cash flows and in Attachment II of this document. This measure assesses the cash flows at an operating level, and as such, does not include proceeds from asset sales as defined in Cash flows from operating activities and asset sales in the Frequently Used Terms section of the company’s annual Form 10-K.

Reconciliation of cash flows from (used in) operating activities excluding working capital

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of cash flows
Cash flows from (used in) operating activities	2,359	3,089	2,423	7,685

Less changes in working capital
Changes in operating assets and liabilities	413	546	(2,213)	1,140
Cash flows from (used in) operating activities excl. working capital	1,946	2,543	4,636	6,545

IMPERIAL OIL LIMITED
Free cash flow
Free cash flow is a non-GAAP financial measure that is cash flows from operating activities less additions to property, plant and equipment and equity company investments plus proceeds from asset sales. The most directly comparable financial measure that is disclosed in the financial statements is "Cash flows from (used in) operating activities" within the company’s Consolidated statement of cash flows. This measure is used to evaluate cash available for financing activities (including but not limited to dividends and share purchases) after investment in the business.

Reconciliation of free cash flow

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of cash flows
Cash flows from (used in) operating activities	2,359	3,089	2,423	7,685

Cash flows from (used in) investing activities
Additions to property, plant and equipment	(387)	(397)	(1,315)	(1,034)
Proceeds from asset sales	6	760	29	886
Additional investments	—	(6)	—	(6)
Loans to equity companies - net	1	7	3	9
Free cash flow	1,979	3,453	1,140	7,540

Net income (loss) excluding identified items
Net income (loss) excluding identified items is a non-GAAP financial measure that is total net income (loss) excluding individually significant non-operational events with an absolute corporate total earnings impact of at least $100 million in a given quarter. The net income (loss) impact of an identified item for an individual segment in a given quarter may be less than $100 million when the item impacts several segments or several periods. The most directly comparable financial measure that is disclosed in the financial statements is "Net income (loss)" within the company’s Consolidated statement of income. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The company believes this view provides investors increased transparency into business results and trends, and provides investors with a view of the business as seen through the eyes of management. Net income (loss) excluding identified items is not meant to be viewed in isolation or as a substitute for net income (loss) as prepared in accordance with U.S. GAAP. All identified items are presented on an after-tax basis.

Reconciliation of net income (loss) excluding identified items

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Net income (loss) (U.S. GAAP)	1,601	2,031	3,524	5,613

Less identified items included in Net income (loss)
Gain/(loss) on sale of assets	—	208	—	208
Subtotal of identified items	—	208	—	208

Net income (loss) excluding identified items	1,601	1,823	3,524	5,405

IMPERIAL OIL LIMITED
Cash operating costs (cash costs)
Cash operating costs is a non-GAAP financial measure that consists of total expenses, less purchases of crude oil and products, federal excise taxes and fuel charge, financing, and costs that are non-cash in nature, including depreciation and depletion, and non-service pension and postretirement benefit. The components of cash operating costs include "Production and manufacturing", "Selling and general" and "Exploration" from the company’s Consolidated statement of income, and as disclosed in Attachment III of this document. The sum of these income statement lines serves as an indication of cash operating costs and does not reflect the total cash expenditures of the company. The most directly comparable financial measure that is disclosed in the financial statements is "Total expenses" within the company’s Consolidated statement of income. This measure is useful for investors to understand the company’s efforts to optimize cash through disciplined expense management.

Reconciliation of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Total expenses	11,820	12,719	33,231	38,012
Less:
Purchases of crude oil and products	8,748	9,478	24,082	28,849
Federal excise taxes and fuel charge	654	584	1,781	1,616
Depreciation and depletion	475	555	1,418	1,432
Non-service pension and postretirement benefit	20	4	60	13
Financing	19	16	51	34
Cash operating costs	1,904	2,082	5,839	6,068

Components of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Production and manufacturing	1,666	1,872	5,207	5,439
Selling and general	237	209	629	625
Exploration	1	1	3	4
Cash operating costs	1,904	2,082	5,839	6,068

Segment contributions to total cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
Upstream	1,188	1,382	3,733	4,057
Downstream	582	593	1,785	1,667
Chemicals	95	89	255	255
Corporate / Eliminations	39	18	66	89
Cash operating costs	1,904	2,082	5,839	6,068

IMPERIAL OIL LIMITED
Unit cash operating cost (unit cash costs)
Unit cash operating costs is a non-GAAP ratio. Unit cash operating costs (unit cash costs) is calculated by dividing cash operating costs by total gross oil-equivalent production, and is calculated for the Upstream segment, as well as the major Upstream assets. Cash operating costs is a non-GAAP financial measure and is disclosed and reconciled above. This measure is useful for investors to understand the expense management efforts of the company’s major assets as a component of the overall Upstream segment. Unit cash operating cost, as used by management, does not directly align with the definition of “Average unit production costs” as set out by the U.S. Securities and Exchange Commission (SEC), and disclosed in the company’s SEC Form 10-K.

Components of unit cash operating cost

	Third Quarter
	2023				2022
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	1,187	520	284	345	1,381	581	299	442
Selling and general	—	—	—	—	—	—	—	—
Exploration	1	—	—	—	1	—	—	—
Cash operating costs	1,188	520	284	345	1,382	581	299	442

Gross oil-equivalent production	423	209	128	75	430	193	150	62
(thousands of barrels per day)

Unit cash operating cost ($/oeb)	30.53	27.04	24.12	50.00	34.93	32.72	21.67	77.49
USD converted at the quarterly average forex	22.90	20.28	18.09	37.50	26.90	25.19	16.69	59.67
2023 US$0.75; 2022 US$0.77

	Nine Months
	2023				2022
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	3,730	1,604	868	1,156	4,053	1,680	1,017	1,170
Selling and general	—	—	—	—	—	—	—	—
Exploration	3	—	—	—	4	—	—	—
Cash operating costs	3,733	1,604	868	1,156	4,057	1,680	1,017	1,170

Gross oil-equivalent production	399	182	134	72	408	162	145	74
(thousands of barrels per day)

Unit cash operating cost ($/oeb)	34.27	32.28	23.73	58.81	36.42	37.99	25.69	57.92
USD converted at the YTD average forex	25.36	23.89	17.56	43.52	28.41	29.63	20.04	45.18
2023 US$0.74; 2022 US$0.78

(a)Upstream includes Imperial's share of Kearl, Cold Lake, Syncrude and other.